EXHIBIT 19.1

INSIDER TRADING POLICY

(As Amended and Restated February 17, 2025)

Background

The board of directors of Rush Enterprises, Inc. (the “Company”) has adopted this Insider Trading Policy (the “Policy”) for our directors, officers, employees, and certain contractors and consultants with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. The U.S. Securities and Exchange Commission (“SEC”) is very effective at detecting insider trading. The SEC, together with the Department of Justice, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have questions regarding this Policy, please contact the Company’s General Counsel.

Officers, directors and other personnel designated by the Company from time to time are subject to certain additional policies and restrictions. See, “Additional Policies and Restrictions Applicable to Executive Officers, Directors and Others Designated by the Company” (“Additional Policies”) beginning on page 7.

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations include: (i) imprisonment for up to 20 years, (ii) criminal fines of up to $5 million, and (iii) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have the “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1,425,000 million or three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they are determined to have failed to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, including dismissal for cause.

Scope of Policy

Persons Covered. As a director, officer, employee or consultant of the Company or its subsidiaries, this Policy applies to you. The Company may also determine that other persons should be subject to this Policy, such as contractors who have access to material non-public information. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as family trusts and parents or children who consult with you before they trade in Company securities). You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other companies, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, including stock acquired through the vesting of restricted stock or restricted stock units, derivatives securities such as put and call options, swaps and convertible debentures, warrants or preferred stock, and debit securities (debentures, bonds and notes). Trading also includes certain transactions under Company plans, as follows:

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Stock Option Exercises. This Policy’s trading restrictions generally do not apply to the exercise of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

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Employee Stock Purchase Plan. This Policy’s trading restrictions do not apply to purchases of Company stock in the employee stock purchase plan resulting from your periodic payroll contributions to the plan under an election you made at the time of enrollment in the plan. The trading restrictions do apply to your sales of the Company stock purchased under the Plan.

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Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the Company’s withholding of shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to the open market sale of any portion of the underlying amount of shares received following a vesting event.

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Transactions Not Involving a Purchase or Sale. Bona fide gifts are not transactions subject to this Policy, unless the person making the gift was aware of material nonpublic information and knew or was reckless in not knowing that the donee, whether it is a family member or a charity, would sell the securities before the material nonpublic information was disclosed, or the person making the gift is subject to the trading restrictions specified below under the heading “Additional Policies” and the sales by the recipient of the Company securities occur during a blackout period.

●	Mutual Funds. Transactions in mutual funds that are invested in Company securities are not transactions subject to this policy.

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10b5-1 Automatic Trading Programs. Transactions in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 (as defined below) trading plan under which a broker is instructed to buy or sell Company securities based on a pre-determined criteria are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy, or to the restrictions relating to pre-clearance procedures and blackout periods. Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”) provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. See “Exception for Approved 10b5-1 Plans” on page 9.

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company. In addition, you may not engage in “shadow trading,” which is using material nonpublic information relating to one company to trade in securities of other “economically linked” companies, such as competitors, suppliers or other business partners.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this policy.

Blackout and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s board of directors has adopted certain Additional Policies that apply to directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”), and certain designated employees of the Company and its subsidiaries who have access to material nonpublic information about the Company. You will be notified if you are subject to these Additional Policies and will be required to certify your understanding and intent to comply.

The Additional Policies generally allow covered persons to trade in the Company’s securities ONLY during quarterly periods beginning on the second full business day following the release of the Company’s earnings for the previous quarter and ending on the 10th day of the final month of the fiscal quarter (March 10th, June 10th, September 10th or December 10th, as applicable) and subject to certain event-specific blackouts. Directors, executive officers and designated persons also must pre-clear all transactions in the Company’s securities with the Company’s General Counsel.

You should always avoid the appearance of an improper transaction to preserve the Company’s reputation for adhering to the highest standards of conduct.

Company Transactions in Company Securities

It is also the policy of the Company that the Company will not engage in transactions in Company securities while aware of material nonpublic information relating to the Company or Company securities, except for transactions authorized by and executed pursuant to Rule 10b5-1.

Definition of Material Nonpublic Information

Note that inside information has two important elements—materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

●	projections of future earnings or losses or other earnings guidance;

●	earnings that are inconsistent with the consensus expectations of the investment community;

●	a pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets;

●	a change in management;

●	major events regarding the Company’s securities, including the declaration of a stock split, the announcement of a share repurchase program or the offering of additional securities;

●	severe financial liquidity problems;

●	actual or threatened major litigation, or the resolution of such litigation;

●	new major contracts, orders, suppliers, customers or finance sources, or the loss thereof; and

●	investigation and assessment of significant cybersecurity incidents.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued and disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second full business day after the information is released. For example, if the Company announces financial earnings on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time).

Special and Prohibited Transactions

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions with the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in the Company’s securities is subject to the following guidance.

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing Orders. Standing, or limit, orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information or outside of a trading window may result in unlawful insider trading.

Margin Accounts and Pledges. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you may not hold the Company’s securities in a margin account or pledge the Company’s securities as collateral for a loan without the preapproval of the Company’s General Counsel, which is only expected to be granted under very limited circumstances.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars, forward sale contracts and equity swaps, may involve the establishment of a short position in the Company’s securities and may limit or eliminate your ability to profit from an increase in the value of the Company’s securities. Such transactions are complex and involve many aspects of the federal securities laws, including filing and disclosure requirements. Accordingly, you are prohibited from engaging in hedging transactions involving the Company’s securities.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or the provision of other services to the Company or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company securities while in possession of material nonpublic information. Persons subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed herein, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, its General Counsel or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. In addition to the severe legal penalties described herein, the Company may take disciplinary action, including dismissal for cause, for any conduct prohibited by this Policy or applicable securities laws.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s General Counsel. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Additional Policies and Restrictions Applicable to Executive Officers, Directors and Others Designated by the Company

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, the Company’s board of directors has adopted the following Additional Policies that apply to directors, executive officers and certain designated employees, contractors and consultants of the Company and its subsidiaries (“Covered Persons”) who have access to material nonpublic information about the Company. The Company may from time to time designate additional individuals as Covered Persons and will notify such persons of these additional obligations and restrictions as necessary to reflect changes of status or the resignation of individuals. The Company’s General Counsel will maintain a list of persons subject to these Additional Policies.

These Additional Policies are in addition to and supplement the Company’s Policy as set forth above.

Pre-Clearance Procedures

Covered Persons, together with their family members and other members of their household, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s General Counsel. A request for pre-clearance should be submitted to the General Counsel by email at least two business days in advance of the proposed transaction. The General Counsel is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. The General Counsel may not trade in Company securities unless the Chief Financial Officer has approved the trade in accordance with the procedures set forth herein.

Trading Windows

All Covered Persons are subject to the following blackout procedures.

Quarterly Trading Windows. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may only trade in the Company’s securities during periods beginning on the second full business day following the release of the Company’s quarterly financial results and ending on the 10th day of the final month of the fiscal quarter (March 10th, June 10th, September 10th or December 10th, as applicable).

Restricted Stock Vesting. Notwithstanding anything contained herein, if a restricted stock award vests in whole or in part outside of a quarterly trading window, the Company is permitted to withhold shares of stock of Covered Persons to satisfy the tax withholding obligations due upon the vesting of such equity awards.

Event-Specific Blackouts. The Company may on occasion issue potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few Covered Persons. So long as the event remains material and nonpublic, the persons who are aware of the event may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, that person’s request will be denied because of the blackout and that person should not disclose the existence of the blackout to any other person. The failure of the General Counsel to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Even if a blackout period is not in effect and a quarterly trading window is open, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.

Hardship Exceptions. A Covered Person who is subject to a quarterly trading window and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even outside the quarterly trading window. Hardship exceptions may be granted only by the General Counsel and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the General Counsel concludes that the Company’s earnings information for the applicable quarter does not constitute material nonpublic information. Under no circumstances will a hardship exception be granted during an event-specific blackout period or if the individual is otherwise in possession of material nonpublic information.

Exception for Approved 10b5-1 Plans

Trades by Covered Persons in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures, quarterly trading windows and blackout periods.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a Rule 10b5-1 plan must be entered into before you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

The Company requires that all Rule 10b5-1 plans be approved in writing in advance by the General Counsel. As part of the pre-approval process, the Company may require that the Rule 10b5-1 plan be instituted and maintained through the brokerage firm the Company uses for its equity compensation plans. Directors and executive officers must also inform the Company’s General Counsel in writing of the termination of a plan or any modification to the amount, price, and or timing terms of an existing plan. Rule 10b5-1 plans generally may not be adopted during a period when a quarterly trading window is not open or an event specific blackout period is in effect and may only be adopted before the person adopting the plan is aware of material nonpublic information. In addition, Rule 10b5-1 requires a minimum “cooling off” period between the adoption or modification of a Rule 10b5-1 plan and commencement of any transactions under the plan. Directors and executive officers are prohibited from trading under a Rule 10b5-1 plan until the later of (i) ninety (90) day following the adoption or modification of the plan or (ii) two (2) business days following the Company’s disclosure of its financial results for the fiscal quarter in which the Rule 10b5-1 plan was adopted or modified in an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q, but not to exceed 120 days. Persons other than directors or executive officers that are subject to this Policy are subject to a thirty (30) cooling off period after the adoption or modification of a Rule 10b5-1 plan.

Post-Termination Transactions

If you are aware of material nonpublic information when you terminate employment or services, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Policy will cease to apply to your transactions in Company securities upon your termination of employment or services if your termination occurs during a quarterly trading window. If your termination does not occur during a trading window, the procedures set forth in this Policy will apply to your transactions in Company securities until the next quarterly trading window opens.